Hilton Group plc

82-1571

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 142,291,840 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 8.86% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	8,079,314
BANK OF NEW YORK BRUSSELS TOTAL	1,235,100
BANK OF NEW YORK EUROPE LDN TOTAL	5,466,200
BANK OF NEW YORK EUROPE LDN TOTAL	335,700
BANK OF NEW YORK TOTAL	635,600
BANKERS TRUST LONDON TOTAL	627,600
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	1,791,100
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	4,883,570
BROWN BROTHERS HARRIMAN LTD LUX TOTAL	801,800
CHASE MANHATTAN BANK AG FRNKFRT S TOTAL	296,348
CHASE MANHATTAN LONDON TOTAL	38,100

11/16

CITIBANK LONDON TOTAL	298,700
CLYDESDALE BANK PLC TOTAL	398,300
DEXIA PRIVATBANK TOTAL	32,600
JP MORGAN CHASE BANK TOTAL	20,998,400
JP MORGAN CHASE BANK TOTAL	163,300
JP MORGAN CHASE BANK TOTAL	589,000
JP MORGAN, BOURNEMOUTH TOTAL	4,067,677
JP MORGAN, BOURNEMOUTH TOTAL	1,380,120
JP MORGAN, BOURNEMOUTH TOTAL	59,683,399
JP MORGAN, BOURNEMOUTH TOTAL	1,959,053
MASTER TRUST BANK OF JAPAN TOTAL	179,700
MELLON BANK N.A.TOTAL	134,500
MELLON BANK TOTAL	3,738,953
MIDLAND SECURITIES SERVICES TOTAL	302,700
MORGAN STANLEY LONDON TOTAL	113,799
NATIONAL ASTL BK MELBOURNE TOTAL	1,124,000
NORTHERN TRUST CO TOTAL	645,000
NORTHERN TRUST LONDON TOTAL	13,299,786
NORTHERN TRUST LONDON TOTAL	409,000
NORTHERN TRUST LONDON TOTAL	400,800
STATE STR BK & TR CO LNDN (S TOTAL	3,901,242

STATE STR BK & TR CO LNDN (S TOTAL	322,552
STATE STREET BANK & TR CO TOTAL	1,922,427
STATE STREET BANK & TR CO TOTAL	1,389,600
STATE STREET BANK & TR CO TOTAL	599,800
STATE STREET HONG KONG TOTAL	47,000
TOTAL	142,291,840

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION ON THE 31 OCTOBER 2005, PURSUANT TO PART VI OF THE ACT, FROM LLOYDS TSB GROUP PLC ("LLOYDS") THAT THE INTERESTS OF LLOYDS AND ITS SUBSIDIARIES HAVE INCREASED TO 49,318,333 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.07% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

LLOYDS HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
LLOYDS TSB JERSEY OFFSHORE	126,880
LLOYDS TSB PRIVATE BANKING	3,209,731
SCOTTISH WIDOWS INVESTMENT PARTNERSHIP	45,981,722
TOTAL	49,318,333